Brian F. Lanter Attorney At Law, P.C. e-mail lanter@rt66.com	117 Bryn Mawr Dr. SE, Suite 104 Albuquerque, NM 87106-2209 telephone 505-314-1265 fax 505-314-1266

March 30, 2009

Via EDGAR

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:  Palatin Technologies, Inc.
        Commission File No. 001-15543
        Supplemental Information Concerning Schedule 14A, Item 10, Instruction 5

Ladies and gentlemen,

        On behalf of Palatin Technologies, Inc., a Delaware corporation, I am writing to provide supplemental information pursuant to Schedule 14A, Item 10, Instruction 5.

        Palatin has today filed a definitive Schedule 14A proxy statement relating to its 2009 annual meeting of stockholders to be held on May 13, 2009. In the proxy statement, Palatin asks its stockholders to approve an amendment to increase the common stock available for issuance under its 2005 Stock Plan from 10,000,000 to 15,000,000 shares.

        If the stockholders approve the amendment at the annual meeting, Palatin intends to register the common stock available under the plan as soon as possible after the annual meeting, by filing a registration statement on Form S-8.

        If you have any questions about the foregoing supplemental information, please call me at (505) 314-1265 or e-mail me at lanter@rt66.com.

Sincerely,

/s/ Brian F. Lanter

Brian F. Lanter
Special Counsel to Palatin Technologies, Inc.

copy to: Stephen A. Slusher — Palatin Technologies, Inc.